Date:  April 22, 2003

To:  Peter Day, President & CEO, Endo Networks Inc.

From:  William S. Best

Re:  Endo Networks Inc. Directorship

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I regret to inform you that I cannot  continue  to serve as a  Director  of Endo
Networks Inc. and I submit this memorandum as my resignation from the Board of Directors effective immediately.

My decision has nothing whatsoever to do with the Company and I believe very strongly in the future success of Endo. I must resign due to requirements of my employer and as such I cannot continue to serve.

Thank you for the opportunity to work with you and the Endo Team.

Sincerely yours,


/s/ William S. Best
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    William S. Best